SEC 11019517 ISSION
Washington, D.C. 20549

RECEIVED
MAR 01 2011
SEC MAIL PROCESSING SECTION
WASH. D.C.
211

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48784

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FIRST TITAN FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5620 S.W. GREEN OAKS BLVD., SUITE D
(No. and Street)

ARLINGTON (City) TX (State) 76017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JACK L SHARP (972) 317-9575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANCE, BIGELOW, SHARP & CO., LLP
(Name – *if individual, state last, first, middle name*)

2300 HIGHLAND VILLAGE RD., STE. 650 (Address) HIGHLAND VILLAGE (City) TX (State) 75077 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DIANE HILEK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST TITAN FINANCIAL, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBBIE VISAGE
Notary Public, State of Texas
My Commission Expires
February 16, 2015

Diane Y. Hilek
Signature

PRESIDENT
Title

Debbie Visage
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DBS &CO.
Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
of First Titan Financial, Inc.

We have audited the accompanying balance sheet of First Titan Financial, Inc. (a Texas corporation) as of December 31, 2010 and 2009 and the related statements of income (loss), changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Titan Financial, Inc. as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dance, Bigelow, Sharp & Co, LLP
Highland Village, Texas
February 24, 2011

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

FIRST TITAN FINANCIAL, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2010 AND 2009

ASSETS

	2010	2009
CURRENT ASSETS:		
Cash	$ 88,690	$ 50,805
Accounts receivable - employees	12,176	23,950
Accounts receivable - affiliate	6,619	-
Prepaid registration fees	16,063	15,649
Total current assets	123,548	90,404
FIXED ASSETS		
Office equipment	1,458	-
Accumulated depreciation	(194)	-
Total fixed assets	1,264	-
OTHER ASSETS:		
Deferred tax asset	1,690	1,690
Security deposit	1,109	1,109
Total other assets	2,799	2,799
TOTAL ASSETS	$ 127,611	$ 93,203

LIABILITIES AND STOCKHOLDER EQUITY

	2010	2009
CURRENT LIABILITIES:		
Accounts payable	$ 1,325	$ 1,023
Accrued expenses	4,650	-
Payroll taxes payable	78,324	46,413
Total current liabilities	84,299	47,436
STOCKHOLDER EQUITY :		
Common Stock, $2 par value, 100,000 shares authorized, 5,000 shares issued and outstanding	10,000	10,000
Additional paid-in capital	40,000	40,000
Retained earnings	(6,688)	(4,233)
Total stockholder equity	43,312	45,767
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$ 127,611	$ 93,203

The accompanying notes are an integral part of these financial statements.

FIRST TITAN FINANCIAL, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUE		
Commission income	$ 122,708	$ 204,227
OPERATING EXPENSES:		
Compensation	279,280	330,048
Depreciation expense	194	-
Taxes	21,955	20,645
Professional fees	25,505	46,584
Regulatory fees and expenses	16,524	15,077
Office expense	9,286	35,312
Rent expense	27,563	27,582
Communication	16,071	14,812
Other expenses	10,795	9,342
Expenses reimbursed by related party	(287,367)	(276,830)
Total Operating Expense	119,806	222,572
INCOME (LOSS) FROM OPERATIONS	2,902	(18,345)
Other income and (expense)		
Interest expense	(5,438)	-
Interest income	81	359
Total Other Income and (expense)	(5,357)	359
INCOME (LOSS) BEFORE INCOME TAXES	(2,455)	(17,986)
PROVISION (BENEFIT) FOR INCOME TAXES		
Deferred	-	(1,690)
NET INCOME (LOSS)	$ (2,455)	$ (16,296)

The accompanying notes are an integral part of these financial statements.

FIRST TITAN FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
AS OF DECEMBER 31, 2010 AND 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Totals
BALANCE, DECEMBER 31, 2008	10,000	40,000	12,063	62,063
Net loss			(16,296)	(16,296)
BALANCE, DECEMBER 31, 2009	10,000	40,000	(4,233)	45,767
Net loss			(2,455)	(2,455)
BALANCE, DECEMBER 31, 2010	$ 10,000	$ 40,000	$ (6,688)	$ 43,312

The accompanying notes are an integral part of these financial statements.

FIRST TITAN FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
Cash flows from operating activities -		
Net income (loss)	$ (2,455)	$ (16,296)
Adjustments to reconcile net earnings to net cash provided (used) by operating activities -		
Net Change:		
Accounts receivable	5,155	(950)
Prepaid expenses	(414)	(1,072)
Depreciation expense	194	-
Deferred tax asset	-	(1,690)
Accrued expenses	4,650	-
Accounts payable	32,213	35,409
Net cash provided (used) by operating activities	39,343	15,401
Investing activities -		
Fixed assets	(1,458)	-
Net cash provided (used) by investing activities	(1,458)	-
Net change in cash	37,885	15,401
Cash at the beginning of the year	50,805	35,404
Cash at end of year	$ 88,690	$ 50,805

Supplemental Disclosures of Cash Flow Information:

	2010	2009
Cash paid during the year for:		
Interest	$ 5,438	$ -
Income Taxes	$ -	$ -

FIRST TITAN FINANCIAL, INC.
CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2010 AND 2009

The Company had no liabilities subordinated to creditors at December 31, 2010, nor at December 31, 2009.

The accompanying notes are an integral part of these financial statements.

FIRST TITAN FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization –

First Titan Financial, Inc. (the Company), a Texas Corporation was incorporated in September 1995. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in several different states. It is a member of the Financial Industry Regulation Authority (FINRA). The Company sells joint venture ownership interests in oil and gas ventures to the qualified investors.

Method of accounting –

The accounts of the Company are maintained on the accrual method of accounting with security transactions recorded on a trade date basis.

Cash and cash equivalents –

For the purpose of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Basis of presentation –

The financial statements are presented in a comparative year format.

Accounting estimates –

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

2) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $6,660, which was $1,660 greater than the required net capital of $5,000. At December 31, 2009, the Company had net capital of $4,443, which was $557 less than the required net capital of $5,000.

3) RELATED PARTY TRANSACTIONS

All of the Company's revenues were generated from an affiliated company: Titan Oil & Gas Corporation. These companies have common ownership. The Company was reimbursed $287,367 during 2010 and $276,830 during 2009for operating expenses. The Company had an accounts receivable from this affiliate at December 31, 2010 of $6,619.

4) ECONOMIC DEPENDENCY

All of the Company's business is dependent upon an affiliated company. This affiliated company originates all of the oil and gas joint venture interests marketed by the Company. The loss of this origination could have a material adverse effect on the Company.

5) INCOME TAXES

The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." Under SFAS No. 109, an asset and liability tax provision approach is required when applicable. Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. Income reported for financial statement purposes is the same as taxable income, as defined by the Internal Revenue Code for the years ended December 31, 2010 and 2009.

The Company's deferred tax assets for the years ended December 31, 2010 and December 31, 2009 were $1,690 and $1,690, respectively and consist of the tax benefits of net operating loss ("NOL") carry forwards of $6,455 and $11,264 at December 31, 2010 and 2009, respectively. The Company believes that the $6,455 of NOL carry forwards will be utilized prior to expiration through future taxable earnings. The NOL at December 31, 2010, along with the expiration dates, are listed below:

Year	Amount	Expiry
2009	6,455	2029
Total	$ 6,455	

6) LEASE COMMITMENTS

The Company leases its office space from a non-affiliated party. The term of the lease is from May 15, 2009 to May 1, 2012. The Company is committed to the following future lease payments:

Year	Amount
2011	21,645
2012	8,117
Total	$ 29,762

SUPPLEMENTARY INFORMATION

DBS &CO.
Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
First Titan Financial, Inc.
Arlington, Texas

In planning and performing our audit of the financial statements of First Titan Financial, Inc. (the Company), for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dance, Bigelow, Sharp & Co., LLP

Highland Village, Texas
February 24, 2011

FIRST TITAN FINANCIAL, INC.
SUPPLEMENTARY INFORMATION
FOR YEAR ENDED DECEMBER 31, 2010

1. Computation of net capital and aggregate indebtedness under Rule 15c3-1

Excess net capital		
Total stockholder equity	$	43,312
Less non-allowable assets:		
Accounts receivable-employee		12,176
Accounts receivable - affiliate		6,619
Deferred tax asset		1,690
Prepaid registration fees		16,063
Haircut for certificate of deposit		104
Net capital		6,660
Minimum net capital required		5,000
Excess (deficit) net capital	$	1,660
Aggregate indebtedness to net capital:		
Current liabilities	$	84,299
Aggregate indebtedness	$	84,299
Ratio: aggregate indebtedness to net capital		12.66 to 1

The difference between the above computation of net capital pursuant to rule 15c3-1 and that filed with the Company's unaudited December 31, 2010 FOCUS Report is as follows:

December 31, 2010 FOCUS Report:	$	17,714
Iincrease in non-allowable assets		(6,619)
Increase in haircut		(35)
Decrease in net income		(4,400)
December 31, 2010 Net Capital	$	6,660

2. Computation for determination of reserve requirements under Rule 15c3-3

The Company operates under the exemptive provisions of paragraph k,(2),I of SEC Rule 15c3-3.

3. Information relating to the possession or control requirements under Rule15c3-3

The Company has not complied with the exemptive requirements of Rule 15c3-3. The Company did not maintain possession or control of any customer funds or securities as of December 31, 2010.

FIRST TITAN FINANCIAL, INC.
AUDITED FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
DECEMBER 31, 2010 AND 2009